Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

James River Coal Company:

We consent to the use of our reports dated March 7, 2013, with respect to the consolidated balance sheets of James River Coal Company and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, incorporated by reference herein and to the reference to our firm under the heading "Experts" in the prospectus.

/s/ KPMG LLP

Richmond, Virginia

August 1, 2013